Exhibit (d)(4)

CONFIDENTIALITY AGREEMENT

Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, NC 28227

May 10, 2007

Sun Capital Partners Ltd.
54 Baker Street
London W1U 1FB
Attn: Alan McIntosh

PRIVATE AND CONFIDENTIAL

Ladies and Gentlemen:

                    The purpose of this letter agreement (the “Agreement”) is to reflect the basis upon which Metromedia International Group, Inc. and its direct and indirect subsidiaries and affiliates (collectively, the “Company”) are willing to provide certain Information (hereinafter defined) to you (“Recipient”) for use in connection with a possible strategic transaction involving the Company (the “Possible Transaction”).

                    This Agreement acknowledges that Recipient and the Company may have confidential discussions regarding the Possible Transaction. In the course of those discussions, Recipient and/or its Representatives (as hereinafter defined) may be provided information regarding the Company that is non-public, confidential, or proprietary in nature.

                    For purposes of this Agreement, “Information” shall mean all information, documents, data and materials furnished or disclosed to you prior to or after the date hereof, in any manner, including, without limitation, in written form, orally, or through any electronic, facsimile or computer-related communication, whether intentionally or unintentionally, by the Company or any of its agents, representatives, advisors or employees (collectively, “Company Sources”) (a) that relate to the Possible Transaction, including but not limited to negotiations regarding consideration allocation issues; (b) that relate to the Company or its businesses, operations, or other affairs and that are furnished to Recipient and/or its Representatives (as hereinafter defined) by or on behalf of the Company; and (c) including all analyses, compilations, forecasts, studies, or other documents prepared by Recipient or its agents, debt financing sources, attorneys, consultants, accountants, financial advisors, officers, directors, partners or employees (collectively, Recipient’s “Representatives”), which contain or otherwise reflect such information.

                    The term “Information” shall not include any information, documents, data and materials that (i) are already in Recipient’s possession at the time this Agreement is entered unless such information was directly or indirectly provided by or obtained from Company Sources and is not subject to provisions of clauses (ii) and (iii) immediately following; (ii) are or become generally available to and known by the public (other than as a result of disclosure thereof by Recipient or its Representatives or Permitted LPs (as defined below) in violation of this Agreement) or (iii) are or become available to Recipient on a non-confidential basis from a source other than Company Sources, provided that Recipient after reasonable inquiry is not aware that such source is prohibited from disclosing such information to Recipient by a legal, contractual, or fiduciary obligation to the Company. Information obtained by Recipient or its Representatives or Permitted LPs which is subject to any of the conditions set forth previously in this paragraph shall not be “Information” for purposes of this Agreement; provided, however, that nothing in this paragraph shall limit the Company’s right to oppose disclosure or discovery or to seek to obtain a protective order with respect to any information which Recipient or its Representatives or Permitted LPs may be required to disclose; provided, further, that the foregoing proviso shall not be deemed to expand the obligations of Recipient or its Representatives or Permitted LPs under Paragraph 3 of this Agreement.

                    In consideration of, and as a condition of, being furnished by or on behalf of the Company with the Information, Recipient hereby agrees with the Company as follows:

                    1. Recipient recognizes and acknowledges the competitive value and confidential nature of the Information and the damage that could result to the Company and its affiliates if any of the Information is disclosed to any third party. Unless otherwise agreed to herein, all Information received by Recipient and/or its Representatives (i) shall be used solely and exclusively for the purpose of assisting Recipient in evaluating or implementing the Possible Transaction, and (ii) may be disclosed only to the extent the Company consents to such disclosure in writing. Except as required by law, judicial or governmental order, or other legal process or pronouncement (including any discovery request), neither Recipient nor its Representatives shall, without the Company’s prior written consent, disclose any Information to any person or entity other than (x) Recipient’s Representatives who are assisting Recipient in connection with the Possible Transaction, provided each such person is informed by Recipient of the confidential nature of the Information and the obligations of this Agreement, (y) any of Recipient’s existing limited partners who have been advised of Recipient’s obligations under this Agreement and agree to comply with the terms and conditions of this Agreement and have further agreed, if the Company so requests, to enter into a confidentiality agreement with the Company that is substantially similar to this Agreement (such limited partners, Recipient’s “Permitted LPs”) or (z) Salford Georgia (“Salford”), provided Salford continues to be bound by the confidentiality obligations set forth in the letter agreement, dated April 10, 2007, by and between Salford and the Company. Recipient agrees to inform its Representatives and Permitted LPs of the confidential nature of the Information and to be responsible to the

Company for any breaches of this Agreement by any of Recipient’s Representatives or Permitted LPs and to take such action, legal or otherwise, to the extent necessary to cause them to comply with this Agreement and thereby prevent any disclosure of the Information by any of Recipient’s Representatives or Permitted LPs (including all actions that Recipient would take to protect its own trade secrets and confidential information) except as permitted by this Agreement.

                    2. Recipient agrees that money damages would not be a sufficient remedy for any breach of this Agreement by Recipient or its Representatives or Permitted LPs and that the Company shall be entitled, in the event of any such breach, to specific performance and injunctive or other equitable relief as a remedy for such breach, and Recipient further agrees to waive any requirement for the securing or posting of any bond or other security in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for the breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the Company.

                    3. In the event Recipient or any of its Representatives or Permitted LPs are requested or required by law, judicial or governmental order, or other legal or applicable regulatory process or pronouncement (including any discovery request) to disclose any Information, Recipient will give the Company prompt written notice of such request or requirement so that the Company may seek an appropriate protective order or other remedy or waive compliance with the provisions of this Agreement. In the event such protective order or other remedy is not obtained, Recipient and its Representatives and Permitted LPs will disclose only that portion of the Information that, in the opinion of Recipient’s counsel, is legally required to be disclosed and Recipient will use its reasonable best efforts to obtain assurances that confidential treatment will be accorded to such Information.

                    4. The parties agree that, except as expressly permitted by (i) Paragraph 1 of this Agreement or (ii) a definitive agreement with respect to the Possible Transaction, if any, entered into among the parties or entities associated with them, without the prior written consent of the other party, Recipient and its Representatives and Permitted LPs will not disclose to any other person (other than Salford) the fact that Recipient or Recipient’s Representatives or Permitted LPs have received Information or that Information has been made available to Recipient or its Representatives or Permitted LPs, that investigations, discussions or negotiations are taking place concerning a Possible Transaction or any of the terms, conditions or other facts with respect to any Possible Transaction, including the status thereof, the identity of the parties thereto, the existence of this Agreement or the terms or fact of any offer or proposal that may be made by Recipient; provided, however, that Recipient or Recipient’s Representatives or Permitted LPs may make such a disclosure if, and solely to the extent that, it reasonably determines that such a disclosure must be made in order that it not commit a violation of law; provided, further, that such party shall consult with the Company, to the extent reasonably practicable, before making any such disclosure. Without limiting the generality of the foregoing, Recipient further agrees that, without the prior written consent of the Company, Recipient, Recipient’s Permitted LPs and their respective affiliates will not, directly or indirectly, (x) enter into any agreement, arrangement or understanding with any person (other than the Company or Recipient’s Representatives or Permitted LPs in their capacity as such) regarding a Possible Transaction, and (y) enter into any exclusive agreement, arrangement or understanding with any joint venture partner of the Company that would facilitate consummation of a Possible Transaction or interfere with another person’s ability to consummate a Possible Transaction. The term “person” as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

                    5. Recipient understands that the Company has endeavored and will endeavor to include in the Information those materials which it believes to be relevant for the purpose of Recipient’s evaluation with respect to the Possible Transaction, but Recipient acknowledges that neither the Company nor any of its affiliates nor any of its or their agents, representatives or employees makes any representation or warranty as to the accuracy or completeness of the Information. Recipient agrees that neither the Company nor any of its affiliates nor any of its or their agents, representatives, advisors or employees shall have any liability to Recipient or its Representatives or Permitted LPs resulting from the use of the Information, except as may be otherwise provided in a definitive agreement between the parties in connection with the Possible Transaction. Recipient agrees that if it determines to engage in any Possible Transaction, such determination will be based solely on the terms of any written agreement (and the representations, warranties and agreements contained therein) and on Recipient’s own investigation, analysis and assessment of any such Possible Transaction.

                    6. Recipient agrees that all (i) communications regarding the Possible Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed only to (a) Mr. Mark Hauf, Mr. Ernie Pyle, or Ms. Natasha Alexeeva of the Company or (b) the Company’s legal or financial advisors. Recipient further agrees that under no circumstances will Recipient or its Representatives or Permitted LPs discuss or otherwise communicate any aspect of the Possible Transaction to any employee of the Company without the express written permission of Mr. Mark Hauf, Mr. Ernie Pyle, or Ms. Natasha Alexeeva of the Company.

                    7. Each party agrees that, unless and until a binding agreement is entered into between the Company and Recipient with respect to any Possible Transaction, neither the Company nor Recipient will be under any legal obligation of any kind with respect to any Possible Transaction by virtue of this Agreement or any other written or oral expression, except with respect to the matters specifically agreed to herein or otherwise agreed in separate writings.

                    8. Recipient acknowledges hereby and understands that the federal securities laws may prohibit any person who has received any material, non-public information concerning the Company, whether from Company Sources or by other means, from purchasing or selling securities of the Company or disclosing such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

                    9. As of the date hereof, neither Recipient nor any of its Representatives, Permitted LPs or affiliates, or any person with whom Recipient or any of its Representatives, Permitted LPs or affiliates may be deemed to be acting in concert with respect to the Company or its securities, owns any securities of the Company. Recipient agrees that, for a period commencing on the date hereof and ending on the earlier of (i) one hundred eighty (180) days from the date of this Agreement or (ii) the date of (x) the execution of any letter of intent, an agreement entering into exclusive negotiations with a third party or definitive documentation, in each case with respect to a strategic transaction involving the Company, including a merger, recapitalization, purchase or sale of material assets or securities or any other transaction or agreement or (y) the launch of any tender or exchange offer by any unaffiliated person for at least a simple majority of the outstanding shares of common stock, par value $.01 per share, of the Company calculated on a fully-diluted basis (i.e., assuming the exercise of all stock options and the conversion of the Company’s preferred stock, par value $1.00 per share), without the express prior consent in writing by the Company, neither Recipient nor any of your affiliates to whom any Information has been disclosed, nor any of your Representatives or Permitted LPs, will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or publicly announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) of the Company, or rights or options to acquire any securities (or beneficial ownership thereof) of the Company, including derivative securities representing the right to vote or economic benefits of any such securities, or any assets, indebtedness or businesses of the Company or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving the Company, or any assets of the Company constituting a significant portion of the consolidated assets of the Company, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended) with respect to, or otherwise act in concert with any person in respect of, any of the types of matters set forth in (a) above; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of the Company or to obtain representation on the Board of Directors of the Company; (d) take any action which would or would reasonably be expected to result in a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party (other than discussions among Recipient and its Representatives or Permitted LPs) with respect to any of the foregoing. Recipient also agrees during such period not to request that the Company or any of its Representatives, including its Board of Directors, directly or indirectly, amend or waive any provision of this paragraph (including this sentence).

                    10. The Company may elect at any time to terminate further access by Recipient to the Information. Following any request by the Company and to the extent the Information is confidential at the time: (i) Recipient agrees to promptly redeliver to the Company or destroy (in a manner reasonably satisfactory to the Company) all written Information and any other written material containing or reflecting any of the Information in Recipient’s possession or Recipient’s Representatives’ or Permitted LPs’ possession; (ii) Recipient and its Representatives and Permitted LPs will not retain any copies, extracts or other reproductions in whole or in part, mechanical or electronic, of such written material; (iii) all computer records, documents, memoranda, notes and other writings whatsoever prepared by Recipient or its Representatives or Permitted LPs that contain or otherwise reflect any of the Information will be destroyed; and (iv) any such destruction shall be confirmed to the Company in writing; provided, however, that Recipient and its Representatives and Permitted LPs shall not be obligated to return to the Company any written material containing or reflecting any of the Information that must be retained pursuant to applicable regulatory requirements or is subject to any applicable privilege between Recipient, its Representatives and Permitted LPs, and its or their counsel, and each such person shall be permitted to retain such documents in its files, subject to maintaining the confidentiality of same.

                    11. This letter agreement may be executed in one or more counterparts. This Agreement shall be governed by the laws of the State of New York, without regard to principles of conflicts of law. Each party hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case, located in New York City in the State of New York, for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party hereto agrees not to commence any action, suit or proceeding relating thereto except in such courts, and further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against such party in any such court). Each party hereto hereby irrevocably and unconditionally waives any objection which such party may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case, located in New York City in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

                    12. This Agreement may be modified or waived only by a separate writing executed by the Company and Recipient expressly so modifying or waiving such Agreement.

                    13. This Agreement shall terminate upon the earlier to occur of (i) the date the Information becomes publicly known and made generally available (other than as a result of its disclosure by Recipient or its Representatives or Permitted LPs in violation of this Agreement), (ii) the date on which the parties enter into a definitive agreement with respect to the Possible Transaction or (iii) the Company’s election to terminate further access by Recipient to the Information, except that the provisions of paragraphs 1, 2, 4 (other than the second to last sentence), 9, 10, 11 and 13 of this Agreement shall survive any termination of this Agreement.

[Signature page follows]

Very truly yours,

METROMEDIA INTERNATIONAL GROUP, INC.

By:	/s/ Mark Hauf

Name: Mark Hauf
Title: Chairman and Chief Executive Officer

Accepted and agreed to this 11th day of May, 2007:

SUN CAPITAL PARTNERS LTD.

By:	/s/ Alan McIntosh

Name: Alan McIntosh
Title: Director